                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                       LIST OF INTERESTED PARTIES HOLDINGS

THE FOLLOWING ARE THE HOLDINGS OF TEFRON'S ORDINARY SHARES BY INTERESTED PARTIES
(AS DEFINED IN THE ISRAELI SECURITIES LAW, 1968) AS OF DECEMBER 29, 2008:

------------------------------- ------------------------------------------------------------ -------------------------------
NAME OF INTERESTED PARTY        THE REGISTERED SHAREHOLDER                                   NUMBER OF SHARES/ OPTIONS
------------------------------- ------------------------------------------------------------ -------------------------------
Norfet Limited Partnership*     Norfet Limited Partnership                                   4,613,085 shares
------------------------------- ------------------------------------------------------------ -------------------------------
Wellington Management           Wellington Management Company, LLP                           2,985,900 shares
Company, LLP
------------------------------- ------------------------------------------------------------ -------------------------------
Jacob Gelbard, Chairman of      Jacob Gelbard                                                500,900 shares and 300,000
the Board of Directors                                                                       options
------------------------------- ------------------------------------------------------------ -------------------------------
Ishay Davidi, Director          FIMI Opportunity Fund LP                                     3,188 shares
                                FIMI ISRAEL Opportunity Fund LP                              16,494 shares
------------------------------- ------------------------------------------------------------ -------------------------------
Zvi Limon, Director**           Rimon Investment Master Funds, LP                            762,270 shares
------------------------------- ------------------------------------------------------------ -------------------------------
Adi (Aviad) Livneh, CEO         Adi (Aviad) Livneh                                           35,564 shares and 300,000
                                                                                             options
------------------------------- ------------------------------------------------------------ -------------------------------
Eran Rotem, CFO                 Eran Rotem                                                   1,200 shares
------------------------------- ------------------------------------------------------------ -------------------------------

* 4,613,085 Ordinary Shares held by Norfet, may be deemed to be beneficially owned under U.S. securities laws and held under Isreali securities laws by (i)
Ishay Davidi, a director of the company, since he serves as CEO of FIMI 2001
Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and (ii) Meir
Shamir, a director of the company, due to his 40% interest in Mivtah-Shamir, which holds an approximately 34.45% interest in Norfet.

** The shares held by Rimon Investment Master Fund, LP ("Rimon"), may be deemed to be beneficially owned under the U.S. securities laws and held under the
Isreali securities laws, since he serves as a partner in the management company of Rimon.

THIS REPORT IS FILED DURING THE PERIOD DURING WHICH TEFRON'S SHARES ARE NO
LONGER TRADED ON NYSE AND IT IS NOT CLEAR WHETHER TEFRON WILL BE ABLE TO LIST
ITS SHARES FOR TRADING ON ANOTHER U.S. EXCHANGE RECOGNIZED FOR PURPOSES OF
CONTINUED REPORTING UNDER THE DUAL LISTING RULES (CHAPTER E3) OF THE ISRAELI
SECURITIES LAW OF 1968.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: December 29, 2008

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